UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

HILL INTERNATIONAL, INC.
(Name of Issuer)

Common stock, $.0001 par value
(Title of Class of Securities)

431466101
(CUSIP Number)

PHILLIP GOLSTEIN BULLDOG INVESTORS, LLC Park 80 West – Plaza Two 250 Pehle Ave., Suite 708 Saddle Brook, NJ 07663 (914) 747-5262	ERIC ROSENFELD C/O CRESCENDO PARTNERS 777 Third Avenue, 37th Floor New York, NY 10017 (212) 319-7676

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 20, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON BULLDOG INVESTORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,074,631*
	8	SHARED VOTING POWER 1,874,807
	9	SOLE DISPOSITIVE POWER 2,074,631*
	10	SHARED DISPOSITIVE POWER 1,874,807
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,949,438*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.64%
14	TYPE OF REPORTING PERSON IA

*Includes 29,212 Shares owned directly by Phillip Goldstein and 716,946 Shares owned by Full Value Partners, L.P.

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON FULL VALUE PARTNERS, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 716,946
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 716,946
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 716,946
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.39%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON ANDREW DAKOS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,074,631*
	8	SHARED VOTING POWER 1,874,807
	9	SOLE DISPOSITIVE POWER 2,074,631*
	10	SHARED DISPOSITIVE POWER 1,874,807
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,949,438*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.64%
14	TYPE OF REPORTING PERSON IN

*Includes 29,212 Shares owned directly by Phillip Goldstein and 716,946 Shares owned by Full Value Partners, L.P.

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON PHILLIP GOLDSTEIN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,074,631*
	8	SHARED VOTING POWER 1,874,807
	9	SOLE DISPOSITIVE POWER 2,074,631*
	10	SHARED DISPOSITIVE POWER 1,874,807
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,949,438*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.64%
14	TYPE OF REPORTING PERSON IN

*Includes 29,212 Shares owned directly and 716,946 Shares owned by Full Value Partners, L.P.

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON STEVEN SAMUELS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,074,631*
	8	SHARED VOTING POWER 1,874,807
	9	SOLE DISPOSITIVE POWER 2,074,631*
	10	SHARED DISPOSITIVE POWER 1,874,807
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,949,438*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.64%
14	TYPE OF REPORTING PERSON IN

*Includes 29,212 Shares owned directly by Phillip Goldstein and 716,946 Shares owned by Full Value Partners, L.P.

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON CRESCENDO PARTNERS II, L.P., SERIES M2
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,549,374
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,549,374
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,549,374
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON CRESCENDO INVESTMENTS II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,549,374
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,549,374
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,549,374
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON CRESCENDO PARTNERS III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 247,678
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 247,678
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,678
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON CRESCENDO INVESTMENTS III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 247,678
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 247,678
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,678
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON CRESCENDO ADVISORS II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,797,052
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,797,052
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,797,052
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON JAMARANT CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 77,264
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 77,264
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,264
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON JAMARANT INVESTORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 77,264
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 77,264
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,264
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON JAMARANT ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 77,264
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 77,264
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 77,264
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON ERIC ROSENFELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,825,549*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 2,825,549*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,825,549*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON IN

* Includes 28,497 Shares owned directly.

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON GREGORY R. MONAHAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,000
	8	SHARED VOTING POWER 77,264
	9	SOLE DISPOSITIVE POWER 13,000
	10	SHARED DISPOSITIVE POWER 77,264
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 90,264*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

* Includes 13,000 Shares owned directly.

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON DAVID SGRO
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,500
	8	SHARED VOTING POWER 77,264
	9	SOLE DISPOSITIVE POWER 15,500
	10	SHARED DISPOSITIVE POWER 77,264
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 92,764*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

* Includes 15,500 Shares owned directly.

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON PAUL EVANS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 431466101

1	NAME OF REPORTING PERSON CHARLES GILLMAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -0-
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 431466101

The following constitutes Amendment No. 4 (“Amendment No. 4”) to the Schedule 13D filed by the undersigned (the “Schedule 13D”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following information:

In connection with the Agreement, as defined and described in Item 4 below, Bulldog Investors, LLC; Full Value Partners, L.P.; Andrew Dakos; Phillip Goldstein; Steven Samuels; Crescendo Partners II, L.P., Series M2; Crescendo Investments II, LLC; Crescendo Partners III, L.P.; Crescendo Investments III, LLC; Crescendo Advisors II, LLC; Jamarant Capital, L.P.; Jamarant Investors, LLC; Jamarant Advisors, LLC; Eric Rosenfeld; Gregory R. Monahan; David Sgro; Paul Evans; and Charles Gillman are no longer members of the Section 13(d) group and shall cease to be Reporting Persons immediately upon the filing of this Amendment No. 4.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On September 16, 2016, Bulldog Investors, LLC (“Bulldog”) entered into a Settlement Agreement and Mutual Release (the “Agreement”) with the Issuer.  The following description of the Agreement is qualified in its entirety by reference to the Agreement, which is attached as Exhibit 99.1 hereto and is incorporated herein by reference.

The terms of the Agreement provided, among other things, the following material terms: (i) the board of directors of the Issuer (the “Board”) shall be ten members, consisting of Steven R. Curts, Craig L. Martin, Paul Evans, Charles Gillman, David Sgro, David L. Richter, Raouf S. Ghali, Alan S. Fellheimer, Brian W. Clymer, and Camille S. Andrews; (ii) Messrs. Evans, Gillman, and Sgro will be deemed to have been elected by the stockholders on August 11, 2016, approved by the Board, and qualified to serve in the 2019 director class; (iii) the Board shall endeavor to reduce its size to seven members over time; (iv) for three years from the date of the Agreement, the Chairman of the Board shall be elected by both a majority vote of the Board and a majority vote of the independent directors and the initial Chairman elected by the Board after executing this Agreement shall not be the Chief Executive Officer; (v) for three years from the date of the Agreement, the composition of the committees of the Board, including the appointment of committee chairs, shall be approved by a majority vote of the Board and a majority vote of the independent directors; (vi) Bulldog agreed to withdraw its stockholder proposals made in connection with the Issuer’s 2016 Annual Meeting of Stockholders (the “2016 Annual Meeting”), and the Issuer and the Board will review Sections 2.2 and 3.3 of the Issuer’s Bylaws in order to simplify their language; (vii) for 24 months from the date of the Agreement, the Issuer shall not make any acquisition of a business or of operating assets in excess of $5,000,000 without obtaining the approval of eight out of ten directors, or if the Board has been reduced to fewer than ten directors, the approval of all but one of the directors.  Also, the Issuer may not make such business acquisitions even if less than $5,000,000 unless such transaction has been presented to the Board first for approval by a majority of the directors; (viii) Bulldog was required to file with the Chancery Court of the State of Delaware (the “Court”) a Stipulation and Proposed Order (the “Order”), as described below, within one business day after the Agreement was fully executed; (ix) within three business days of the Order being entered by the Court, the Issuer shall pay to Bulldog $240,000 representing the reasonable proxy expenses of the participants in the Bulldog proxy solicitation for the Issuer’s 2016 Annual Meeting; (x) an ad hoc committee of the Board consisting of Curts, Martin, Evans, Gillman and Sgro, shall consider whether the Issuer should pay the reasonable proxy expenses of the  participants in the Bulldog proxy solicitation for the Issuer’s 2015 Annual Meeting of Stockholders, which Bulldog represented to be $70,000; and (xi) within three business days of the Order being entered by the Court, the Issuer shall pay $800,000 to Bulldog’s counsel representing reasonable attorneys’ fees and expenses.

CUSIP NO. 431466101

The Agreement also includes customary mutual releases of each of the parties.

The Order, among other things, dismisses the suit with prejudice and vacates the status quo order.  The Order also deems both the Issuer’s proposal to amend the Issuer’s Bylaws to implement majority voting and the Issuer’s proposal to provide for an annual advisory vote on named executive officer compensation to have been adopted.

The Court entered the Order on September 19, 2016.

Given the terms of the Agreement and the Order, the Issuer will not take any additional steps with respect to the previously announced postponement of the 2016 Annual Meeting, including issuing a new proxy statement. The postponed 2016 Annual Meeting, which was to be held on October 21, 2016, is cancelled.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On September 16, 2016, Bulldog and the Issuer entered into the Agreement defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

Item 7.	Material to be Filed As Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Settlement Agreement and Mutual Release by and among Bulldog Investments, LLC and Hill International, Inc., dated September 16, 2016.

CUSIP NO. 431466101

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2016

FULL VALUE PARTNERS, L.P.

By:	Full Value Advisors, LLC General Partner

By:	/s/ Phillip Goldstein
	Name:	Phillip Goldstein
	Title:	Manager

BULLDOG INVESTORS, LLC

By:	/s/ Phillip Goldstein
	Name:	Phillip Goldstein
	Title:	Member

/s/ Andrew Dakos
ANDREW DAKOS

/s/ Phillip Goldstein
PHILLIP GOLDSTEIN

/s/ Steven Samuels
STEVEN SAMUELS

CRESCENDO PARTNERS II, L.P., SERIES M2

By:	Crescendo Investments II, LLC General Partner

By:	/s/ Eric Rosenfeld
	Name:	Eric Rosenfeld
	Title:	Managing Member

CUSIP NO. 431466101

CRESCENDO INVESTMENTS II, LLC

By:	/s/ Eric Rosenfeld
	Name:	Eric Rosenfeld
	Title:	Managing Member

CRESCENDO PARTNERS III, L.P.

By:	Crescendo Investments III, LLC General Partner

By:	/s/ Eric Rosenfeld
	Name:	Eric Rosenfeld
	Title:	Managing Member

CRESCENDO INVESTMENTS III, LLC

By:	/s/ Eric Rosenfeld
	Name:	Eric Rosenfeld
	Title:	Managing Member

CRESCENDO ADVISORS II, LLC

By:	/s/ Eric Rosenfeld
	Name:	Eric Rosenfeld
	Title:	Managing Member

JAMARANT CAPITAL, L.P.

By:	Jamarant Investors, LLC General Partner

By:	/s/ Gregory R. Monahan
	Name:	Gregory R. Monahan
	Title:	Managing Member

By:	/s/ David Sgro
	Name:	David Sgro

JAMARANT INVESTORS, LLC

By:	/s/ Gregory R. Monahan
	Name:	Gregory R. Monahan
	Title:	Managing Member

By:	/s/ David Sgro
	Name:	David Sgro
	Title:	Managing Member

CUSIP NO. 431466101

JAMARANT ADVISORS, LLC

By:	/s/ Gregory R. Monahan
	Name:	Gregory R. Monahan
	Title:	Managing Member

By:	/s/ David Sgro
	Name:	David Sgro
	Title:	Managing Member

/s/ Eric Rosenfeld
ERIC ROSENFELD, Individually and as attorney-in-fact for Paul Evans and Charles Gillman

/s/ Gregory R. Monahan
GREGORY R. MONAHAN

/s/ David Sgro
DAVID SGRO